                                                      --------------------------

                                                              OMB APPROVAL

                                                      --------------------------
                                                      OMB Number:     3235-0145
                                                      Expires:  August 31, 1999
                                                      Estimated average burden
                                                      hours per response...14.90

                                                      --------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (b)

                               (AMENDMENT NO. 1)*

                                  Datakey, Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.05 per share

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    237909312

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                January 12, 2000

--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ]         Rule 13d-1(b)

            [X]         Rule 13d-1(c)

            [ ]         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  237909312

--------------------------------------------------------------------------------


1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above person (entities only)

   Leviticus Partners, LP ("Leviticus")
   IRS # 13-3896587

--------------------------------------------------------------------------------


2.      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]

                                                                         (b) [ ]

--------------------------------------------------------------------------------


3.      SEC Use Only

--------------------------------------------------------------------------------


4.      Citizenship or Place of Organization                     Delaware
--------------------------------------------------------------------------------


Number of                    5.  Sole Voting Power               400,000
Shares Bene-
ficially        ----------------------------------------------------------------
Owned by Each
Reporting                    6.  Shared Voting Power             0
Person With:
                ----------------------------------------------------------------

                             7.  Sole Dispositive Power          400,000

                ----------------------------------------------------------------

                             8.  Shared Dispositive Power        0

--------------------------------------------------------------------------------

9.      Aggregate Amount Beneficially Owned by Each Reporting Person   400,000

--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) [ ]

11. Percentage of Class Represented by Amount in Row (9) 6.9%

--------------------------------------------------------------------------------

12. Type of Reporting Person (See Instructions)          LP

ITEM 1(a). NAME OF ISSUER:

           Datakey, Inc.  (the "Issuer").

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           The principal executive offices of the Issuer are located at 407 W. Travelers Trail, Burnsville, Minnesota 55337.

ITEM 2(a). NAME OF PERSON FILING:

           The name of the person filing this Report is Leviticus Partners, LP ("Leviticus"). Leviticus is a limited partnership organized under the laws of the State of Delaware. Prior to October 1999, Leviticus held 316,500 shares of Common Stock, par value $.05 per share, of the Issuer (the "Common Stock"). In October 1999, pursuant to a private placement completed by the Issuer, Leviticus purchased an additional 100,000 shares of Common Stock and 100,000 immediately exercisable warrants, each to purchase one share of Common Stock, with an exercise price of $1.25 per share. In November 1999, Leviticus purchased 8,500 shares of Common Stock in the open market. From January 12 to January 18, 2000, Leviticus sold an aggregate of 125,000 shares of Common Stock.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           The principal business address of Leviticus is 590 Madison Avenue, 34th Floor, New York, New York 10022.

ITEM 2(c). CITIZENSHIP:

           Leviticus is a limited partnership organized under the laws of Delaware.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

           Common Stock, par value $.05 per share

ITEM 2(e). CUSIP NUMBER:

           237909312

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
           (c), CHECK WHETHER THE PERSON FILING IS A:

    (a)    [ ] Broker or dealer registered under Section 15 of the Exchange Act.

    (b)    [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

    (c)    [ ] Insurance company as defined in Section 3(a)(19) of the Exchange
               Act.

    (d)    [ ] Investment Company registered under Section 8 of the Investment
               Company Act.

    (e)    [ ] An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).

    (f)    [ ] An employee benefit plan or endowment fund in accordance with
               Rule 13d-1(b)(1)(ii)(F).

    (g)    [ ] A parent holding company or control person in accordance with
               Rule 13d-1(b)(1)(ii)(G).

    (h)    [ ] A savings association as defined in Section 3(b) of the Federal
               Deposit Insurance Act.

    (i)    [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

    (j)    [ ] Group in accordance with Rule 13d-1(b)(1)(ii)(J).

    If this statement if filed pursuant to Rule 13d-1(c), check this box. [X]

ITEM 4.    OWNERSHIP.

           (a) 300,000 shares of Common Stock and immediately exercisable warrants to purchase 100,000 shares of Common Stock.

           (b) 6.9% of the outstanding shares of Common Stock as of November 16, 1999 (excluding any warrants outstanding as of this date).

           (c) (i)    400,000
               (ii)   0
               (iii)  400,000
               (iv)   0

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           N/A

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           N/A

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           N/A

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           N/A

ITEM 10.   CERTIFICATIONS.

           By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

MATERIAL TO BE FILED AS EXHIBITS.

N/A

                                    SIGNATURE

            After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:      January 19, 2000

                                       LEVITICUS PARTNERS, LP

                                       By: /s/ ADAM M. HUTT
                                          -------------------------------
                                          Name:  Adam M. Hutt
                                          Title: President, AMH Equity Ltd.
                                                 (General Partner)